                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       SCHEDULE 13D/A (Amendment No. 2)
                                (Rule 13d-101)
                   Under the Securities Exchange Act of 1934


                     Gemstar-TV Guide International, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  36866W 10 6
        ---------------------------------------------------------------
                                (CUSIP Number)

                           Elizabeth M. Markowski
                            Senior Vice President
                           Liberty Media Corporation
                           9197 South Peoria Street
                           Englewood, Colorado 80112
                                (720) 875-5400
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  May 2, 2001
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                             (Page 1 of 18 Pages)

___________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP NO. 36866W 10 6


------------------------------------------------------------------------------
     NAMES OF REPORTING PERSONS
1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Liberty Media Corporation
     84-1288730
------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2                                                              (a) [_]
                                                               (b) [X]
------------------------------------------------------------------------------
     SEC USE ONLY
3

------------------------------------------------------------------------------
     SOURCE OF FUNDS
4
     OO
------------------------------------------------------------------------------
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e) [_]
5
------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     Delaware
------------------------------------------------------------------------------
                         SOLE VOTING POWER
                 7
  NUMBER OF
                         -0-
  SHARES       -----------------------------------------------------------
                         SHARED VOTING POWER
 BENEFICIALLY    8

  OWNED BY               16,761,150 shares*
               -----------------------------------------------------------
   EACH                  SOLE DISPOSITIVE POWER
                 9
 REPORTING
                         -0-
  PERSON       -----------------------------------------------------------
                         SHARED DISPOSITIVE POWER
   WITH          10
                         16,761,150 shares*
------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
     16,761,150
------------------------------------------------------------------------------
     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
     [_]
------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
     Approximately 4.1%
------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON
14
     CO
------------------------------------------------------------------------------

*  See Item 5(b) and Item 6.

                              Page 2 of 18 Pages

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                       SCHEDULE 13D/A (Amendment No. 2)

                                 Statement of

                           LIBERTY MEDIA CORPORATION

       Pursuant to Section 13(d) of the Securities Exchange Act of 1934
                                 in respect of

                    GEMSTAR - TV GUIDE INTERNATIONAL, INC.

     This Statement is being filed for the purpose of amending the Schedule 13D filed on July 24, 2000, as amended by the Schedule 13D/A (Amendment No. 1) filed on October 6, 2000 (collectively, the "Prior Filing"), by Liberty Media Corporation, a Delaware corporation ("Liberty" or the "Reporting Person"), with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of Gemstar-TV Guide International, Inc., a Delaware corporation (the "Issuer" or "Gemstar"). Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Prior Filing.

Item 4.    Purpose of Transaction.

     The text of Item 4 of the Prior Filing is amended and restated to read in its entirety as follows:

     In accordance with the terms of the Letter Agreement (as defined in Item
6), on May 2, 2001 the Reporting Person, LUVSG, News Corp. and News Publishing Australia Limited, a wholly owned subsidiary of News Corp. ("NPAL"), entered into an Agreement and Plan of Merger, dated May 2, 2001 (the "LUVSG Merger Agreement"), pursuant to which LUVSG was merged with and into NPAL (the "LUVSG Merger"). As a result of the LUVSG Merger, the Reporting Person transferred to News Corp. its beneficial ownership of the 70,704,586 shares of Common Stock (the "LUVSG Shares") held by LUVSG immediately prior to the Merger. In the LUVSG Merger, the Reporting Person received 485,853,636 Preferred Limited Ordinary Shares of News Corp., which shares are represented by 121,403,636 American Depositary Shares ("ADSs"), with each ADS representing four Preferred Limited Ordinary Shares. The Reporting Person continues to beneficially own 16,761,150 shares of Common Stock (the "LTVGIA Shares"); however, pursuant to the Letter Agreement, ownership of such shares is to be transferred to News Corp. in a subsequent transaction. See Item 6, which is incorporated by reference herein.

     As a result of the LUVSG Merger and, subject to the conditions set forth in the Letter Agreement, the subsequent transfer to News Corp. of the LTVGIA Shares, the Reporting Person will dispose of its entire interest in the Common Stock of the Issuer. Pursuant to the Stockholders' Letter Agreement (as defined in Item 6 below), the Reporting Person has assigned to News Corp., among other things, its right under the Stockholders' Agreement to designate members of the Board of Directors of the Issuer.

     See Item 3, which is incorporated by reference herein.

     Subject to the foregoing, the Reporting Person intends to continuously review its investment in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases and private agreements, (ii) to dispose of all or a portion of the securities of the Issuer owned by it in the market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer's business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting

                              Page 3 of 18 Pages

Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

     Other than as set forth in this Statement, the Reporting Person has no present plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j) Any action similar to any of those enumerated in this paragraph.

Item 5.    Interest in Securities of the Issuer.

     The text of Item 5 of the Prior Filing is amended and restated to read in its entirety as follows:

     (a) The Reporting Person presently beneficially owns, through its control of LTVGIA, 16,761,150 shares of Common Stock. In the Amendment on Form 10K/A to the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, the Issuer reported that on March 31, 2001 there were 411,319,000 shares of Common Stock outstanding. Based upon this information, the LTVGIA Shares beneficially owned by the Reporting Person represent approximately 4.1% of the issued and outstanding shares of Common Stock.

                              Page 4 of 18 Pages

     Except as described on Schedule 3, which is incorporated herein by reference, to the knowledge of the Reporting Person, none of the Schedule 1 Persons and none of the Schedule 2 Persons beneficially owns any shares of Common Stock.

     (b) Except as described in Item 6 below, the Reporting Person has the power to direct the voting of the LTVGIA Shares and to direct the disposition of the LTVGIA Shares. LTVGIA, as the record owners of the LTVGIA Shares, may be deemed to share the power to vote or direct the voting of the Shares, and the power to dispose or direct the disposition of the Shares, with the Reporting Person. In addition, (i) as a result of the voting obligations imposed upon the Reporting Person in the Stockholders' Agreement, the Reporting Person may be deemed to share voting power of the LTVGIA Shares with the other parties to the Stockholders' Agreement and (ii) as a result of its obligation to transfer the LTVGIA Shares to News Corp. in accordance with the terms of the Letter Agreement, the Reporting Person may be deemed to share dispositive power over the LTVGIA Shares with News Corp. The Reporting Person disclaims beneficial ownership of those securities of the Issuer beneficially owned by News Corp. and Mr. Yuen. To the knowledge of The Reporting Person, each of the persons named on schedule 3 has the sole power to vote or direct the vote of and dispose or direct the disposition of, the shares of Common Stock beneficially owned by such person.

     (c) Other than in connection with the Merger, no transactions have been effected by the Reporting Person, or to the knowledge of the Reporting Person, any of the Schedule 1 Persons or Schedule 2 Persons, during the 60 days preceding the date of the Merger.

     (d)   None.

     (e) As a result of the transfer of the LUVSG Shares to News Corp. in the LUVSG Merger on May 2, 2001, the Reporting Person ceased to be the beneficial owner of five percent of the Common Stock.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The text of Item 6 of the Prior Filing is amended and restated to read in its entirety as follows:


                              Page 5 of 18 Pages

STOCKHOLDERS' AGREEMENT AMONG SIGNIFICANT STOCKHOLDERS

     Pursuant to a Stockholders' Agreement, dated as of October 4, 1999 (the "Stockholders' Agreement") which became effective on July 12, 2000, by and among the Reporting Person, News Corp., Henry Yuen (the Chief Executive Officer of the Issuer) and the Issuer, the Reporting Person has entered into the agreements with respect to the Common Stock described below. As described below, pursuant to the Stockholders' Agreement Letter the Reporting Person has assigned substantially all of its rights under the Stockholders' Agreement to News Corp. and terminated certain other rights (subject to reinstatement as described below) under the Stockholders' Agreement. The description of the Stockholders' Agreement is subject to and qualified in its entirety by reference to the full text of the Stockholders' Agreement which is an exhibit to this Statement and is incorporated by reference herein. The Reporting Person disclaims beneficial ownership of those securities of the Issuer beneficially owned by News Corp. and Mr. Yuen.

     Directors:  Pursuant to the Stockholders' Agreement, Henry C. Yuen and
     ---------
designees of Mr. Yuen, Liberty and News Corp. have agreed (1) to vote for, or to use their best efforts to cause their respective designees on the Board to vote for, Mr. Yuen's election as a director and appointment as Chairman of the Board and Chief Executive Officer until the earlier of the fifth

                              Page 6 of 18 Pages
anniversary of the completion of the Merger and the date Mr. Yuen ceases to be Chief Executive Officer of the Issuer other than as a result of his termination without cause and (2) to vote for the election to the Board of five other persons (including two independent directors) designated by Mr. Yuen until the earlier of the fifth anniversary of the completion of the Merger and the date Mr. Yuen ceases to be Chief Executive Officer of the Issuer other than as a result of his termination without cause, provided that if Mr. Yuen should die or become disabled during such five-year period, Liberty and News Corp. have each agreed, for the remainder of the five-year period, to continue to vote for the election to the Board of the directors formerly designated by Mr. Yuen or their successors (including Mr. Yuen's successor) and to vote against their removal except for cause.

     For so long as Liberty and News Corp. are committed to vote for Mr. Yuen and his designees, Mr. Yuen has agreed to vote his shares of Common Stock for the election to the Board of three designees of Liberty (including one independent director) and three designees of News Corp. (including one independent director).

     Each of Liberty's and News Corp.'s right to designate directors generally shall be reduced by one director upon the transfer of 90% or more of its respective shares of Common Stock, but if the transfer of any of such shares is from one to the other then the total number of directors Liberty and News Corp. have the right to designate will not be reduced. Liberty and News Corp. have the right to allocate designees to the Board between one another as they may agree in connection with any transfer of shares among Liberty, News Corp. and their respective controlled related parties. Pursuant to the terms of the Stockholders' Agreement Letter, Liberty has assigned its right to designate members of the Board to News Corp. and, following the effective time of the LUVSG Merger, Liberty's right to designate three members of the Board was allocated to News Corp.

     Officers:
     --------

     Henry C. Yuen. Liberty and News Corp. will use their respective best
     -------------
efforts to cause their designees to the Board to vote for Mr. Yuen's election as Chairman of the Board and Chief Executive Officer of Gemstar during the five-year period following the completion of the Merger and against any removal or diminution of Mr. Yuen's responsibilities during such period (provided that the Issuer does not have the right to terminate Mr. Yuen's employment for disability pursuant to his employment agreement or that "cause," within the meaning of his employment agreement, does not exist for termination of such employment).

     Elsie Ma Leung. Liberty and News Corp. will use their respective best
     --------------
efforts to cause their designees to the Board to vote for the election of Elsie Ma Leung, a co-President, co-Chief Operating Officer and the Chief Financial Officer of the Issuer (and any successors to her offices) as co-President, co-Chief Operating Officer, a member of the Office of the Chief Executive and Chief Financial Officer of the Issuer during the five-year period following the completion of the Merger and against any removal or diminution of Ms. Leung's responsibilities during such period (provided that "cause," within the meaning of Mr. Yuen's employment agreement, does not exist for termination of such employment).

     Joachim Kiener and Peter C. Boylan III. Mr. Yuen will vote, and will use
     --------------------------------------
his best efforts to cause his designees to the Board to vote, for the election of Joachim Kiener and Peter C. Boylan III (and the successors to their respective offices) as co-Presidents and co-Chief


                              Page 7 of 18 Pages

Operating Officers of the Issuer and as members of the Office of the Chief Executive during the five-year period following the completion of the Merger and against any removal or diminution of their responsibilities during such period (provided that "cause," within the meaning of Mr. Yuen's employment agreement, does not exist for termination of such employment).

     Standstill:  Each of Mr. Yuen, Liberty and News Corp. agree, provided that
     ----------
their respective designees to the Board continue to be elected and appointed directors, that until the earlier of the fifth anniversary of the completion of the Merger and the date Mr. Yuen ceases to be Chief Executive Officer of Gemstar other than as a result of his termination without cause, they will not:

     (1) make a public offer to acquire all or part of the Issuer, except in certain cases where another unaffiliated person has made an offer for a comparable percentage of the Issuer (for purposes of this provision, AT&T Corp. and its affiliates generally are not deemed to be affiliates of Liberty);

     (2) solicit proxies for the election of directors or make any stockholder proposal, except in certain cases;

     (3) act in concert with other stockholders or become a group within the meaning of applicable rules of the Securities and Exchange Commission, other than with each other and parties controlled by each other and except in connection with making a permitted competing offer for the Issuer;

     (4) transfer shares of Common Stock to any person who would, to the knowledge of such party, be an "Acquiring Person" within the meaning of the Issuer's rights agreement (i.e., a person whose ownership of Common Stock is such as to cause the share purchase rights issued under the rights agreement to become exercisable); or

     (5) seek to challenge the legality of the foregoing provisions of the Stockholders' Agreement.

     Registration Rights:  At any time after the date which is six months after
     -------------------
July 12, 2000 and before the tenth anniversary of July 12, 2000, either Liberty or News Corp. (or transferees of their Common Stock) may request that the Issuer effect a registration of all or part of their shares of Common Stock. The Issuer will not be required to effect a demand registration unless the aggregate number of shares of Common Stock demanded to be registered is at least 1% of the number of shares of Common Stock then outstanding, in which case the Issuer must use all commercially reasonable efforts to cause a registration statement to become effective for the sale of such shares.

     Notwithstanding the foregoing, the Issuer will not be required to effect any demand registration after such time as Liberty or News Corp. (or transferees of their Common Stock), as the case may be, is able to sell all of its respective Common Stock without restriction. In addition, once a demand registration has been effected, the Issuer is not obligated to register shares pursuant to a demand registration before the expiration of twelve months from the date on

                              Page 8 of 18 Pages
which the previous demand registration statement was declared effective. The Issuer may postpone for up to 90 days the filing of a registration statement if it reasonably believes that such a registration statement would have a material adverse effect on its ability to engage in any financing, acquisition of assets or any merger, consolidation, tender offer or other significant transaction. However, the Issuer is not permitted to so postpone a demand registration more than once in any period of twelve consecutive months.

     Under the Stockholders' Agreement, the Issuer has agreed to pay all expenses, other than underwriting discounts and commissions and any transfer taxes, connected with the registration or qualification of the shares subject to the first two demand registrations and the Issuer's legal and accounting expenses for subsequent registrations.

     Under the Stockholders' Agreement, demand registrations may be effected by means of an underwritten offering or, in certain cases, pursuant to a delayed or continuous offering under applicable rules of the Securities and Exchange Commission.

     Under the Stockholders' Agreement, the Issuer has agreed to indemnify the parties requesting a demand registration against certain liabilities that may arise in connection with any offer and sale of Common Stock, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that such parties may be required to make in respect of any such offer and sale. The Stockholders' Agreement also provides that parties requesting a demand registration will indemnify the Issuer, its directors and officers and each person which controls the Issuer against certain liabilities, including liabilities under the Securities Act of 1933, as amended, for certain actions arising from the offer and sale of shares of Common Stock under the demand registration.

     Pursuant to the Stockholders' Agreement Letter, Liberty's right to require the Issuer to register shares of Common Stock has been terminated. Such right may be reinstated under the circumstances described in the Stockholders' Agreement Letter.

     Rights of First Offer:  Under the Stockholders' Agreement, Mr. Yuen may
     ---------------------
not transfer shares of Common Stock which he owns, except for limited transfers as specified in the Stockholders' Agreement, unless he first offers such shares to each of Liberty and News Corp. Any purchases of Common Stock from Mr. Yuen by Liberty or News Corp. will not cause a triggering event under the Issuer's rights agreement. Pursuant to the Stockholders' Agreement Letter, Liberty's right to purchase shares pursuant to this provision has been terminated. Such right is subject to reinstatement under the circumstances specified in the Stockholders' Agreement Letter.

     The foregoing discussion of the Stockholders' Agreement is qualified in its entirety by reference to the complete text of the Stockholders' Agreement, which is incorporated by reference herein.

AGREEMENT TO TRANSFER SHARES OF COMMON STOCK; LUVSG MERGER

     Pursuant to the Letter Agreement, dated September 27, 2000, between Liberty and News Corp. (the "Letter Agreement", which term includes the summary of proposed terms incorporated in the Letter Agreement), Liberty agreed, among other things, to transfer all of the shares of Common Stock beneficially owned by it to subsidiaries of News Corp., and to assign to News Corp. its rights under the Stockholders' Agreement. A copy of the Letter Agreement was filed as
Exhibit 7(f) to the Prior Filing and is hereby incorporated by reference herein.

     In the Letter Agreement, Liberty and News Corp. agreed to negotiate in good faith and enter into definitive agreements (the "Definitive Agreements") with respect to the transactions ("Transactions") contemplated by the Letter Agreement. The failure of the parties to execute the Definitive Agreements, however, will not affect the binding effect or enforceability of the Letter Agreement.

     In addition, each of Liberty and News Corp. agreed in the Letter Agreement to take all actions as may be required to consummate the Transactions on the terms and conditions set forth in the Letter Agreement, including commercially reasonable efforts to procure required waivers and approvals.

     In accordance with the Letter Agreement, on May 2, 2001 Liberty and News Corp. entered into the LUVSG Merger Agreement and consummated the LUVSG Merger. As a result, beneficial ownership of the LUVSG Shares was transferred from the Reporting Person to News Corp. See Item 4.

                              Page 9 of 18 Pages

STOCKHOLDERS' AGREEMENT LETTER

  In connection with the execution of the LUVSG Merger Agreement, the Reporting Person and News Corp. entered into a letter agreement, dated May 2, 2001, concerning certain matters under the Stockholders' Agreement (the "Stockholders' Agreement Letter"). Pursuant to the Stockholders' Agreement Letter, effective at the effective time of the LUVSG Merger, Liberty assigned to News Corp. all of its rights under the Stockholders' Agreement, other than (i) its right to purchase shares of Common Stock pursuant to the right of first offer procedure contained in the Stockholders' Agreement and (ii) its rights to require registration of its shares of Common Stock and to remove restrictive legends from the certificates evidencing shares of Common Stock under certain circumstances, which rights were terminated at the effective time of the LUVSG Merger and were not assigned to News Corp. The Stockholders' Agreement Letter further provides, however, that such registration rights and the right to require removal of legends will be reinstated in the event that News Corp. has not acquired (or entered into an agreement to acquire) the LTVGIA Shares as contemplated by the Letter Agreement by November 27, 2001.

  In addition to the general assignment of rights referred to above, the Reporting Person specifically assigned to News Corp. its right to designate three members of the Board of Directors of the Issuer. As a result, News Corp. has the right to designate six members to such Board (including the three members News Corp. had the right under the Stockholders' Agreement to designate prior to the LUVSG Merger). At the effective time of the LUVSG Merger, Liberty delivered to News Corp. the resignations of Robert R. Bennett, the President and Chief Executive Officer of the Reporting Person, and J. David Wargo, another Board member designated by the Reporting Person. Peter C. Boylan, the third designee of the Reporting Person, is a co-President and co-Chief Operating Officer of the Issuer. As a result of the foregoing assignment, Mr. Boylan became a Board designee of News Corp. and remained on the Board. The right to designate Mr. Boylan and his successors was assigned by Liberty to News Corp. pursuant to the Stockholders' Agreement Letter.

  In the Stockholders' Agreement Letter Liberty also agreed for the sole benefit of News Corp. and its controlled affiliates, that, regardless of whether or not any Liberty Designees (as defined in the Stockholders' Agreement) continue to serve on the Issuer's Board of Directors, it would continue to be subject to the non-competition provisions set forth in Section 8 of the Stockholders' Agreement until the first to occur of July 12, 2005 and such time as no designees of News Corp. continue to serve on the Issuer's Board of Directors.

  The foregoing description of each of the LUVSG Merger Agreement and the Stockholders' Agreement Letter is subject to and qualified in its entirety by reference to the full text of such document, each of which has been filed as an exhibit to this Statement and is incorporated by reference herein.

RIGHTS PLAN OF THE ISSUER

  In connection with the Merger, the Issuer amended and restated its existing rights agreement, dated July 10, 1998 as amended (the "Rights Plan"), with American Stock Transfer & Trust Company, in order to make the Rights Plan inapplicable to the Merger and the transactions contemplated thereby, including the Stockholders' Agreement. The Rights Plan was amended in connection with the Merger to exempt each of Liberty and its controlled related parties and News Corp. and its controlled related parties from the definition of Acquiring Person (as such term is defined in the Rights Plan). If, however, Liberty or News Corp. or their respective controlled related parties acquires beneficial ownership of any additional shares of Common

                              Page 10 of 18 Pages

Stock, then such person would be an Acquiring Person unless the beneficial ownership resulted from any of the following:

  (1) the right to acquire or acquisition of additional shares by Liberty, News Corp. or any of their respective controlled related parties from each other or from Henry C. Yuen;

  (2) the acquisition by Liberty, News Corp. or any of their respective controlled related parties of additional shares which do not exceed, in the aggregate, the number of shares of Common Stock transferred by Mr. Yuen before or after the completion of the Merger to persons other than Liberty, News Corp. or any of their respective controlled related parties in certain transactions permitted by the Stockholders' Agreement;

  (3) the grant or exercise of employee or director options; and

  (4) any agreement, arrangement or understanding among Liberty, News Corp. or any of their respective controlled related parties with respect to voting, holding, acquiring or disposing of beneficial ownership of Common Stock.

  The definition of Acquiring Person was also modified in certain respects to make it less likely that someone would inadvertently become an Acquiring Person.

  The amendments to the Rights Plan also modify the definition of beneficial ownership so that Mr. Yuen, Liberty and its controlled related parties, and News Corp. and its controlled related parties will not be deemed to beneficially own any of the shares of Common Stock owned by each other as a result of any of the transactions expressly contemplated by the Merger, including the Stockholders' Agreement.

  The foregoing discussion of the Rights Plan is qualified in its entirety by reference to the complete text of the Rights Plan, which is incorporated by reference herein.

                              Page 11 of 18 Pages

Item 7.    Materials to be Filed as Exhibits.

  The text of Item 7 of the Prior Filing is amended and restated to read in its entirety as follows:

Exhibit 7(a) Agreement and Plan of Restructuring and Merger, dated as of June 23, 1998, among AT&T Corp., Italy Merger Corp. and Tele-Communications, Inc. (incorporated by reference to Appendix A to the AT&T/TCI Proxy Statement/Prospectus that forms a part of the Registration Statement on Form S-4 of AT&T Corp. (File No. 333-70279), filed on January 8, 1999 (the "AT&T Registration Statement")).

Exhibit 7(b) AT&T/TCI Proxy Statement/Prospectus (incorporated by reference to the AT&T Registration Statement).

Exhibit 7(c) Bylaws (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of the Issuer dated July 21, 2000 (Commission file number 0-26878)).

Exhibit 7(d)   Stockholders' Agreement (incorporated by reference to Exhibit
               99.9 to the Current Report on Form 8-K of the Issuer dated February 7, 2000 (Commission file number 0-26878)).

Exhibit 7(e) Rights Plan (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of the Issuer dated July 21, 2000 (Commission file number 0-26878)).

Exhibit 7(f) Letter Agreement, dated September 27, 2000 between The News Corporation Limited and Liberty Media Corporation (incorporated by reference to Exhibit 7(f) to the Reporting Person's Schedule 13D/A (Amendment No. 1) filed with the Commission on October 6,
               2000).

Exhibit 7(g) Agreement and Plan of Merger, dated as of May 2, 2001, by and among Liberty Media Corporation, Liberty UVSG, Inc., The News Corporation Limited and News Publishing Australia Limited.

Exhibit 7(h) Letter Agreement Regarding Certain Stockholders' Agreement Matters, dated May 2, 2001, between The News Corporation Limited and Liberty Media Corporation.

                              Page 12 of 18 Pages

                                   SIGNATURE


  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2001

                                      LIBERTY MEDIA CORPORATION

                                      By:  /s/ Elizabeth M. Markowski
                                           --------------------------
                                      Name:  Elizabeth M. Markowski
                                      Title: Senior Vice President

                              Page 13 of 18 Pages

                                  SCHEDULE 1

  The text of Schedule 1 of the Prior Filing is amended and restated to read in its entirety as follows:

                       DIRECTORS AND EXECUTIVE OFFICERS
                                      OF
                           LIBERTY MEDIA CORPORATION

  The name and present principal occupation of each director and executive officer of Liberty Media Corporation ("Liberty") are set forth below. The business address for each person listed below is c/o Liberty Media Corporation, 9197 South Peoria Street, Englewood, Colorado 80112. All executive officers and directors listed on this Schedule 1 are United States citizens, except for David J.A. Flowers, who is a Canadian citizen.

Name                      Title
----                      -----

John Malone               Chairman of the Board and Director of Liberty;
                          Director of AT&T Corp.

Robert R. Bennett         President, Chief Executive Officer and Director of
                          Liberty

Gary S. Howard            Executive Vice President, Chief Operating Officer and
                          Director of Liberty

Paul A. Gould             Director of Liberty; Managing Director of Allen &
                          Company Incorporated

Harold R. Handler         Director of Liberty, Of Counsel with Simpson Thacher &
                          Bartlett

Jerome H. Kern            Director of Liberty; Chairman of the Board of On
                          Command Corporation

Frank J. Macchiarola      Director of Liberty, President of Saint Francis
                          College

Michael T. Ricks          Director of Liberty; Vice President, Treasury of
                          Telseon, Inc.

Larry E. Romrell          Director of Liberty; Consultant to AT&T Broadband LLC
                          (f/k/a Tele-Communications, Inc.)

Charles Y. Tanabe         Senior Vice President, General Counsel and Assistant
                          Secretary of Liberty

Peter Zolintakis          Senior Vice President of Liberty

David J.A. Flowers        Senior Vice President and Treasurer of Liberty

                              Page 14 of 18 Pages

                                  SCHEDULE 2

  The text of Schedule 2 of the Prior Filing is amended and restated to read in its entirety as follows:

                       DIRECTORS AND EXECUTIVE OFFICERS
                                      OF
                                  AT&T CORP.

  The name and present principal occupation of each director and executive officer of AT&T Corp. are set forth below. The business address for each person listed below is c/o AT&T Corp., 295 North Maple Avenue, Basking Ridge, New Jersey 07920. All executive officers and directors listed on this Schedule 2 are United States citizens.

Name                          Title
----                          -----

C. Michael Armstrong          Chairman of the Board, Chief Executive Officer
                              and Director

Kenneth T. Derr               Director; Chairman of the Board, Retired, of
                              Chevron Corporation

M. Kathryn Eickhoff           Director; President of Eickhoff Economics
                              Incorporated

Walter Y. Elisha              Director; Chairman of the Board and Chief
                              Executive Officer, Retired, of Springs Industries,
                              Inc.

George M. C. Fisher           Director; Chairman of the Board of Eastman Kodak
                              Company

Donald V. Fites               Director; Chairman of the Board, Retired, of
                              Caterpillar, Inc.

Amos B. Hostetter, Jr.        Director; Chairman of the Board of Pilot House
                              Associates

Ralph S. Larsen               Director; Chairman of the Board and Chief
                              Executive Officer of Johnson & Johnson

John C. Malone                Director; Chairman of the Board of Liberty Media
                              Corporation

Donald F. McHenry             Director; President of The IRC Group LLC

Louis A. Simpson              Director; President and Chief Executive Officer
                              of Capital Operations of GEICO Corp.

Michael I. Sovern             Director; President Emeritus and Chancellor Kent
                              Professor of Law at Columbia University

Sanford I. Weill              Director; Chairman of the Board and CEO of
                              Citigroup Inc.

John D. Zeglis                Director; Chairman and Chief Executive Officer of
                              AT&T

                              Page 15 of 18 Pages

Name                          Title
----                          -----

                              Wireless Group

James W. Cicconi              General Counsel and Executive Vice President-Law &
                              Government Affairs

Nicholas S. Cyprus            Vice President and Controller

Mirian M. Graddick-Weir       Executive Vice President, Human Resources

Frank Ianna                   Executive Vice President and President, AT&T
                              Network Services

Richard J. Martin             Executive Vice President, Public Relations and
                              Employee Communication

David C. Nagel                President of AT&T Labs; Chief Technology Officer

Charles H. Noski              Senior Executive Vice President and Chief
                              Financial Officer

John C. Petrillo              Executive Vice President, Corporate Strategy and
                              Business Development

Daniel E. Somers              President and CEO of AT&T Broadband

                              Page 16 of 18 Pages

                                  SCHEDULE 3

  The text of Schedule 3 of the Prior Filing is amended and restated to read in its entirety as follows:

  The Reporting Person disclaims beneficial ownership of the securities listed on this Schedule 3.

Name                   Shares and Options to Purchase Shares Beneficially Owned
----                   --------------------------------------------------------
Robert R. Bennett      Options to purchase 39,438 shares of Common Stock
Gary S. Howard         Options to purchase 212,920 shares of Common Stock
Larry E. Romrell       Options to purchase 39,438 shares of Common Stock and
                       2,000 shares of Common Stock

Charles Y. Tanabe      131 shares of Common Stock

Charles H. Noski       570 shares of Common Stock

                              Page 17 of 18 Pages

                                 EXHIBIT INDEX


Exhibit No.    Description
-----------    -----------

7(a) Agreement and Plan of Restructuring and Merger, dated as of June 23, 1998, among AT&T Corp., Italy Merger Corp. and Tele-Communications, Inc. (incorporated by reference to Appendix A to the AT&T/TCI Proxy Statement/Prospectus that forms a part of the Registration Statement on Form S-4 of AT&T Corp. (File No. 333-70279), filed on January 8, 1999 (the "AT&T Registration Statement")).

7(b) AT&T/TCI Proxy Statement/Prospectus (incorporated by reference to the AT&T Registration Statement).

7(c) Bylaws (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of the Issuer dated July 21, 2000 (Commission file number 0-26878)).

7(d)           Stockholders' Agreement (incorporated by reference to Exhibit
               99.9 to the Current Report on Form 8-K of the Issuer dated February 7, 2000 (Commission file number 0-26878)).

7(e) Rights Plan (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of the Issuer dated July 21, 2000 (Commission file number 0-26878)).

7(f) Letter Agreement, dated September 27, 2000 between The News Corporation Limited and Liberty Media Corporation (incorporated by reference to Exhibit 7(f) to the Reporting Person's Schedule 13D/A (Amendment No. 1) filed with the Commission on October 6,
               2000).

7(g) Agreement and Plan of Merger, dated as of May 2, 2001, by and among Liberty Media Corporation, Liberty UVSG, Inc., The News Corporation Limited and News Publishing Australia Limited.

7(h) Letter Agreement Regarding Certain Stockholders' Agreement Matters, dated May 2, 2001, between The News Corporation Limited and Liberty Media Corporation.

                              Page 18 of 18 Pages